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July 6, 2022	vedderprice.com
VIA ELECTRONIC MAIL AND EDGAR TRANSMISSION	W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Brighthouse	Life Insurance Company

Initial Registration Statement on Form S-3 (File No. 333-263495)— Brighthouse Shield® Level Select 3-Year Annuity

Initial Registration Statement on Form S-3 (File No. 333-263492)— Brighthouse Shield® Level Select 6-Year Annuity

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC” or the “Registrant”), we are responding to the follow-up comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on June 28, 2022 with regard to the registration statements on Form S-3 (each, a “Registration Statement” and together, the “Registration Statements”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on March 11, 2022. The Registration Statements relate to (1) Brighthouse Shield® Level Select 6-Year Annuity (“6-Year Annuity”); and (2) Brighthouse Shield® Level Select 3-Year Annuity (“3-Year Annuity”), individual single premium deferred index-linked separate account annuity contracts (each a “Contract” and together, the “Contracts”).

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statements.

1401 I Street NW, Suite 1100 | Washington, DC 20005 | T +1 202 312 3320 | F +1 202 312 3322

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Mr. Sonny Oh

July 6, 2022

1.           General—Supplement Approach to Describing Performance Lock

Comment:     The Staff reissues its initial comment to the effect that the Performance Lock supplement should be integrated into the main body of the prospectus.

Response:     The Registrant has integrated the substance of the supplement into a new section of the prospectus captioned “Performance Lock.” Appropriate conforming changes have also been made to relevant sections in the prospectus, such as “Special Terms,” “Summary”, “Risk Factors,” “Interim Value,” “Transfers” and “Requests and Elections”.

2.           General—Facing Sheet

Comment:     The Staff reissues its initial comment regarding certain disclosure required by Rule 429(b) to be included on the Facing Sheets of the Registration Statements.

Response:     After further consultation with the Staff regarding the applicability of Rule 429(b) under the Securities Act, the Registrant confirms that it does not intend to rely on Rule 429 and, for this reason, will include “N/A” in Table 3 in its filing fee exhibit.

As always, we appreciate the Staff’s review of and comments on the Registration Statements. Please contact the undersigned at (202) 312-3331 or Nathaniel Segal at (312) 609-7747, with questions or comments.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner
Shareholder

WTC

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